                                  Exhibit 7(b)

                           THOMAS & BETTS CORPORATION
         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)


1.       BASIS OF PRESENTATION
         The accompanying pro forma condensed consolidated statement of earnings for the year ended January 1, 1995 has been prepared by combining the consolidated statement of earnings of Thomas & Betts Corporation ("the Corporation") for the year ended January 1, 1995 with the consolidated statement of income of Amerace Corporation ("Amerace") for the year ended December 31, 1994, adjusted to give effect to the acquisition described below as if it had occurred on January 3, 1994. The pro forma condensed consolidated statement of earnings for the nine months ended October 1, 1995 has been prepared combining the consolidated statement of earnings of the Corporation for the nine months ended October 1, 1995 with the consolidated statement of income of Amerace for the nine months ended September 30, 1995, adjusted to give effect to the acquisition as if it had occurred on January 3, 1994.

         The accompanying pro forma condensed consolidated balance sheet as of October 1, 1995 has been prepared by combining the consolidated balance sheet of the Corporation as of October 1, 1995 with the consolidated balance sheet of Amerace as of September 30, 1995 adjusted to give effect to the acquisition as if it had occurred on October 1, 1995.

         The accompanying historical and pro forma condensed consolidated financial statements of the Corporation do not reflect the financial position or results of operations of Catamount, which was acquired by the Corporation on October 27, 1995 in a transaction to be accounted for as an immaterial pooling of interest.

         On January 2, 1996 the Corporation acquired all of the outstanding capital stock of Amerace, along with Amerace's trade accounts receivable previously sold pursuant to an asset securitization program, for cash consideration of approximately $221 million (the "Acquisition"). At or prior to closing, Amerace redeemed its previously outstanding preferred stock, intercompany debts with Eagle were settled, and liens on its assets related to Eagle indebtedness were released. The Acquisition was financed with borrowings from the Corporation's revolving credit facility. The Acquisition has been accounted for in these pro forma condensed consolidated financial statements using the purchase method of accounting. The total purchase cost has been allocated to the assets and liabilities acquired based upon their respective estimated fair values. Such allocations may be revised based on studies which have not yet been finalized. Accordingly, the allocation of the purchase cost included in the accompanying pro forma condensed consolidated financial statements is preliminary. Management is also studying approaches to integrating the operations of Amerace into those of the Corporation, but such studies have not yet been finalized. The costs of integrating Amerace operations are expected to result in a further increase in the amount of the purchase price allocated to goodwill.

         The pro forma condensed consolidated financial statements do not purport to represent what the Corporation's financial position or results of operations would actually have been if the Acquisition had occurred on October 1, 1995 or January 3, 1994, respectively, or to project the Corporation's financial position at any future date or its results of operations for any future period.

         The pro forma adjustments are based on available financial information and certain estimates and assumptions; therefore, it is likely that the actual adjustments will differ from the pro forma adjustments. Management believes that such assumptions provide a reasonable basis for presenting all of the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma condensed consolidated financial statements. The pro forma condensed consolidated financial statements and accompanying notes should be read in conjunction with the historical consolidated financial statements of the Corporation and Amerace, including the notes thereto.


2. Pro forma statements of earnings' adjustments relating to the acquisition as if it had occurred on January 3, 1994 are as follows:

         (a) Increase in depreciation charges based on estimates of fair values.

         (b) The management fees included in Amerace's historical statements for the year ended December 31, 1994 and the nine months ended September 30, 1995 represent an allocation of the cost of Eagle's corporate management and other corporate administrative services to Amerace. These have been eliminated and replaced in the pro forma statements with the Corporation's best estimate of expenses for general management, accounting, auditing, cash management, risk management, human resource, legal and tax services that would result from the integration of Amerace's operations with those of the Corporation.

         (c) Decrease in goodwill amortization to reflect amortization over a 40-year period of the purchase price allocated to goodwill.

         (d) Decrease in interest expense as a result of the financing of the Acquisition using net funds drawn from the revolving credit facility:

                                                     Year Ended     Nine Months Ended
                                                   January 1, 1995   October 1, 1995
                                                       ($000)            ($000)
                                                   ---------------  -----------------
Borrowings under Revolving
    Credit Facility at an average
    interest rate of 6.125%                         $13,508                 $ 10,131

Less historic interest expense
    of Amerace                                       18,300                   16,400
                                                   --------                ---------
Adjustment to interest expense                     ($ 4,792)               ($  6,269)
                                                   --------                ---------

         (e)     Income tax effect of the pro forma adjustments noted above to


3. Pro forma balance sheet adjustments relating to the acquisition as if it had occurred on October 1, 1995 are as follows:

         (a)     Cash balance to be retained by the seller.

         (b) Allocation of the total purchase price to the trade accounts receivable acquired by the Corporation at the closing date pursuant to a related receivables sales agreement.

         (c) Preliminary estimated fair values of inventories and property, plant and equipment. The adjustment to inventories is considered to be nonrecurring and, accordingly, has not been reflected in the pro forma statement of earnings.

         (d)     Pro forma allocation of purchase price:


                                                                                   ($ In Thousands)

                 Total cash purchase price                                             $220,550
                 Plus Acquisition costs capitalized                                       3,300
                                                                                       --------
                                                                                       $223,850
                                                                                       --------

                 Amerace's historical net assets:
                          Total assets                              $339,600
                          Less total liabilities                      74,100
                                                                     -------
                                                                     265,500
                          Less cash and advances to
                          affiliates not transferred                  72,100
                                                                     -------
                                                                     193,400
                 Less Amerace's recorded goodwill                    158,000
                                                                     -------
                                                                    $ 35,400             35,400
                                                                     =======

                 Plus cost attributable to trade
                          accounts receivable acquired                                   26,811





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


                 Purchase accounting adjustments:
                          Inventory                          $ 4,648
                          Fixed assets                        43,092
                          Restructuring accrual              (12,000)
                          Pension/welfare adjustment           6,118
                          Deferred income taxes              (15,504)
                                                              ------
                                                             $26,354           26,354
                                                              ======          -------

                 Fair value of net assets acquired                             88,565
                                                                              -------
                 Excess of purchase price over
                     fair value of underlying assets
                     acquired                                                 135,285
                 Amerace recorded goodwill                                    158,000
                                                                              -------
                          Adjustment to goodwill                             $(22,715)
                                                                              =======

         (e) Elimination of Amerace's shareholders' equity and intercompany accounts.

         (f) Preliminary estimate of accruals related to the costs of the Acquisition ($3.3 million) and certain other expected costs of integrating Amerace's operations into those of the Company ($12 million).

         (g) Initial borrowings under the revolving credit facility of $220,550.

         (h) To eliminate the postretirement benefit liability for plans not assumed and to adjust the liability for those plans to be assumed.

         (i) Adjustment to deferred income taxes related to the purchase accounting adjustments.


4.       UNUSUAL EVENTS
         Earnings from continuing operations of the Corporation for the year ended January 1, 1995 included a pretax charge of $79 million for restructuring operations and a pretax operating write-down of $11 million related to previously vacated facilities. In addition, net earnings (not shown herein) included a pretax gain of $99 million from the sale of the Corporation's Vitramon subsidiary in July, 1994. These three items effectively were financially offsetting on an after-tax basis.


5.       CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
         The pro forma ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings from continuing operatons, all on a pro forma basis. For purposes of computing this ratio, earnings consist of earnings from continuing operations before income taxes plus fixed charges and less equity in earnings of non- consolidated investees. Fixed


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

charges consist of interest expense, including deferred loan cost amortization and such portions of rental expense which the Corporation estimates to be representative of the interest factor attributable to such rental expense.

         The Corporation's ratio for the year ended January 1, 1995 was 0.96x on a historical basis, inadequate to cover fixed charges by $1.4 million. This is due to a provision for restructured operations of $79 million provided in the third quarter of that year.


6.  EARNINGS PER SHARE FROM CONTINUING OPERATIONS
         Pro forma earnings per share from continuing operations has been calculated by dividing pro forma earnings from continuing operations by the weighted average shares of common stock outstanding during the period. The effect on earnings per share from continuing operations resulting from the assumed exercise of outstanding options is not material.





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

                         THOMAS & BETTS CORPORATION
             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                        Giving Effect to the Acquisition
                       For the Year Ended January 1, 1995
                                  (Unaudited)
                     (In thousands, except per share data)

                                                                            Historical
                                                                       --------------------
                                                                       Thomas &               Pro Forma     Pro Forma
                                                                        Betts       Amerace  Adjustments    Combined
                                                                       --------    --------  -----------   ----------
Net sales                                                              $1,076,165  $200,100                $1,276,265
Costs and expenses:
   Cost of sales                                                          710,864   148,000       4,099 (a)   862,963
   Marketing, general and administrative                                  229,897    22,300       1,400 (b)   253,597
   Research and development                                                20,787     4,200                    24,987
   Amortization of intangibles                                             11,040     4,700      (1,318)(c)    14,422
   Management fees to affiliate                                                 0     9,400      (9,400)(b)         0
   Provision for restructured operations                                   79,011         0                    79,011
                                                                       ----------  --------     -------    ----------
                                                                        1,051,599   188,600      (5,219)    1,234,980
                                                                       ----------  --------     -------    ----------
Earnings from operations                                                   24,566    11,500       5,219        41,285
Interest expense                                                          (26,852)  (18,300)      4,792 (d)   (40,360)
Other income (expense), net                                                 2,780     3,200                     5,980
                                                                       ----------  --------     -------    ----------
Earnings (loss) from continuing
   operations before income taxes                                             494    (3,600)     10,011         6,905
Income taxes (benefit)                                                     (1,393)    1,500       3,300 (e)     3,407
                                                                       ----------  --------     -------    ----------
Earnings (loss) from continuing operations                             $    1,887   ($5,100)    $ 6,711    $    3,498
                                                                       ==========  ========     =======    ==========

Ratio of earnings to fixed charges                                           0.96x                               1.03x

Share Data:
Earnings per share from continuing operations                          $     0.10                          $     0.18
Average shares outstanding                                                 19,304                              19,304

Other Operating Data:
Depreciation and amortization                                          $   53,532  $ 12,900     $ 2,781    $   69,213
Purchases of property, plant and equipment                                 59,109     7,200                    66,309




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

                          THOMAS & BETTS CORPORATION
                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                        Giving Effect to the Acquisition
                   For the Nine Months Ended October 1, 1995
                                  (Unaudited)
                     (In thousands, except per share data)

                                                                            Historical
                                                                       --------------------
                                                                       Thomas &               Pro Forma     Pro Forma
                                                                        Betts       Amerace  Adjustments    Combined
                                                                       --------    --------  -----------   ----------
Net sales                                                                $903,831  $166,500                $1,070,331
Costs and expenses:
   Cost of sales                                                          594,873   122,300       3,074 (a)   720,247
   Marketing, general and administrative                                  185,874    18,100       1,050 (b)   205,024
   Research and development                                                17,251     4,000                    21,251
   Amortization of intangibles                                              7,380     3,500        (963)(c)     9,917
   Management fees to affiliate                                                 0     4,800      (4,800)(b)         0
   Provision for restructured operations                                        0         0                         0
                                                                         --------  --------     -------    ----------
                                                                          805,378   152,700      (1,639)      956,439
                                                                         --------  --------     -------    ----------
Earnings from operations                                                   98,453    13,800       1,639       113,892
Interest expense                                                          (20,432)  (16,400)      6,269 (d)   (30,563)
Other income (expense), net                                                 5,451     4,200                     9,651
                                                                         --------  --------     -------    ----------
Earnings (loss) from continuing
   operations before income taxes                                          83,472     1,600       7,908        92,980
Income taxes (benefit)                                                     26,722     2,300       2,636 (e)    31,658
                                                                         --------  --------     -------    ----------
Earnings (loss) from continuing operations                               $ 56,750     ($700)    $ 5,272    $   61,322
                                                                         ========  ========     =======    ==========
Ratio of earnings to fixed charges                                            4.0x                                3.4x

Share Data:
Earnings per share from continuing operations                            $   2.89                          $     3.12
Average shares outstanding                                                 19,642                              19,642

Other Operating Data:
Depreciation and amortization                                            $ 41,421  $ 10,000     $ 2,111    $   53,532
Purchases of property, plant and equipment                               $ 61,663  $  7,000                $   68,663



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

                          THOMAS & BETTS CORPORATION
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                        Giving Effect to the Acquisition
                             As of October 1, 1995
                                  (Unaudited)
                                 (In thousands)

                                                                            Historical
                                                                       --------------------
                                                                       Thomas &               Pro Forma     Pro Forma
                                                                        Betts       Amerace  Adjustments    Combined
                                                                       --------    --------  -----------   ----------
Assets
Current assets:
   Cash and cash equivalents                                           $   53,496 $   1,500     ($1,500)(a)   $53,496
   Marketable securities                                                   52,048         0                    52,048
   Receivables, net                                                       195,688     2,700      26,811 (b)   225,199
   Inventories                                                            212,501    22,600       4,648 (c)   239,749
   Other current assets                                                    36,701     5,900                    42,601
                                                                       ---------- ---------     -------    ----------
       Total current assets                                               550,434    32,700      29,959       613,093

   Net property, plant and equipment                                      300,988    49,900      43,092 (c)   393,980

Intangible assets, net                                                    316,315   158,000     (22,715)(d)   451,600
Advances to affiliate                                                           0    70,600     (70,600)(e)         0
Investments and other assets                                               70,524    28,400                    98,924
                                                                       ---------- ---------     -------    ----------
Total assets                                                           $1,238,261  $339,600    ($20,264)   $1,557,597
                                                                       ========== =========     =======    ==========
Liabilities and Shareholders' Equity
Current liabilities:
   Short-term bank borrowings and
         current maturities of long-term debt                             $23,183        $0                   $23,183
   Accounts payable                                                       105,836    13,600                   119,436
   Accrued liabilities                                                     98,807     9,800      15,300 (f)   123,907
   Income taxes                                                            15,033         0                    15,033
   Dividends payable                                                       11,021         0                    11,021
                                                                       ---------- ---------     -------    ----------
       Total current liabilities                                          253,880    23,400      15,300       292,580

Long-term debt, net                                                       343,853         0     220,550 (g)   564,403
Other long-term liabilities                                                43,036    50,700      (6,118)(h)    87,618
Deferred income taxes                                                      16,028         0      15,504 (i)    31,532

Mandatory Redeemable Preferred Stock                                            0    24,500     (24,500)(e)         0

Shareholders' equity:
   Common stock                                                             9,857         0                     9,857
   Additional paid-in capital                                             172,224   281,400    (281,400)(e)   172,224
   Retained earnings (accumulated deficit)                                396,456   (43,400)     43,400 (e)   396,456
   Unrealized gain on marketable securities                                 1,344         0                     1,344
   Foreign currency translation adjustment                                  3,872     3,700      (3,700)(e)     3,872
   Minimum pension liability adjustment                                         0      (700)        700 (e)         0
   Cost of treasury stock                                                  (2,289)        0                    (2,289)
                                                                       ---------- ---------     -------    ----------
       Total shareholders' equity                                         581,464   241,000    (241,000)      581,464
                                                                       ---------- ---------     -------    ----------
Total liabilities and shareholders' equity                             $1,238,261  $339,600    ($20,264)   $1,557,597
                                                                       ========== =========     =======    ==========



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